UNITED STATES OF AMERICA
BEFORE THE
SECURITIES AND EXCHANGE COMMISSION

INVESTMENT COMPANY ACT OF 1940
Release No. 28615 / February 10, 2009

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                                                                   :
In the Matter of   :
                                                                   :
CALAMOS CONVERTIBLE OPPORTUNITIES AND INCOME FUND :
CALAMOS CONVERTIBLE AND HIGH INCOME FUND   :
CALAMOS STRATEGIC TOTAL RETURN FUND   :
CALAMOS GLOBAL DYNAMIC INCOME FUND   :
                                                                   :
c/o Calamos Advisors LLC   :
2020 Calamos Court   :
Naperville, IL 60563   :
                                                                   :
(812-13552)   :
_____:

ORDER UNDER SECTION 6(c) OF THE INVESTMENT COMPANY ACT OF 1940
GRANTING AN EXEMPTION FROM SECTIONS 18(a)(1)(A) AND (B) OF THE ACT

Calamos Convertible Opportunities and Income Fund, Calamos Convertible and High
Income Fund, Calamos Strategic Total Return Fund, and Calamos Global Dynamic
Income Fund filed an application on July 24, 2008 and amendments to the application on
October 14, 2008, December 18, 2008, January 12, 2009, and January 14, 2009,
requesting an order under section 6(c) of the Investment Company Act of 1940 (Act) for
an exemption from sections 18(a)(1)(A) and (B) of the Act. The order would permit the
applicants, for a period from the date of the order until October 31, 2010, to issue or incur
debt subject to asset coverage of 200% that would be used to refinance all of the
applicants' auction rate preferred shares issued prior to February 1, 2008 that are
outstanding at the time of the order. The order also would permit the applicants to
declare dividends or any other distributions on, or purchase, capital stock during the term
of the order, provided that any such debt has asset coverage of at least 200% after
deducting the amount of such transaction.

On January 14, 2009, a notice of the filing of the application was issued (Investment
Company Act Release No. 28603). The notice gave interested persons an opportunity to
request a hearing and stated that an order disposing of the application would be issued

unless a hearing was ordered. No request for a hearing has been filed, and the Commission has not ordered a hearing.

The matter has been considered and it is found, on the basis of the information set forth in the application, as amended, that granting the requested exemption is appropriate in and consistent with the public interest, and consistent with the protection of investors and the purposes fairly intended by the policy and provisions of the Act.

Accordingly, in the matter of Calamos Convertible Opportunities and Income Fund, *et al.*, (File No. 812-13552),

IT IS ORDERED, under section 6(c) of the Act, that the requested exemption from sections 18(a)(1)(A) and (B) of the Act is granted, effective immediately, subject to the conditions contained in the application, as amended.

For the Commission, by the Division of Investment Management, under delegated authority.

Florence E. Harmon
Deputy Secretary